

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 11, 2007

<u>By Facsimile and U.S. Mail</u>

Mark Basile
Chief Executive Officer
bioMETRX, Inc.
500 North Broadway, Suite 204
Jericho, NY 11753

> **Re: bioMETRX, Inc**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2006**
> **Filed August 21, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 21, 2006**
> **Form 8-K/A Dated May 27, 2005**
> **Filed September 1, 2005**
> **File No.'s 000-15807**

Dear Mr. Basile:

We have reviewed your response letter dated November 30, 2006, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   As previously requested in the closing of our letter dated October 5, 2006, please provide a written statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   In your future amended filings, please revise your explanatory notes to summarize each of the specific changes within the filing, as applicable.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 7 - Financial Statements, page F-1

Statement of Stockholders' Equity, page F-5

3.   We note your response to comment 4 in our letter dated October 5, 2006. Please provide a response that illustrates how earnings per share amounts are determined both before and after the recapitalization. It is not apparent how the weighted average shares reconcile to those issued in the transaction. Please also revise your disclosure to include an expanded discussion of your earnings per share computation.

4.   We note your response to comment 6 in our letter dated October 5, 2006. We view common shares previously issued as a penalty in connection with registration rights to be an indirect cost. See SAB Topic 5A. Please advise and cite the specific U.S. GAAP that permits your accounting treatment or expense these costs as incurred, as applicable.

5.   We note your response to comment 7 in our letter dated October 5, 2006. Please tell us the grant dates for the employee options. The fair value method would require you to measure employee compensation expense on the grant date and recognize the expense over the service period. If the grant and vesting dates are the same day you are required to recognize the expense immediately. For non-employee stock options you appear to have eliminated any obligations of the counterparty and are required to recognize the options when issued. Note the options vest immediately, are not forfeitable and have no performance obligations. See paragraph 6 of EITF 00-18. Please advise or revise your financial statements to record compensation expense in the appropriate period(s).

6.   Please tell us why you parenthetically disclose share and option prices between $4.00 to $8.40 in your statement and if the disclosure was revised for your reverse stock split. We note the shares were trading around or below $2.00 per share during 2005.

Note 5 – Stockholders' Deficit

Common Stock, page F-15

7.   We note your response to comment 9 in our letter dated October 5, 2006. Please
        provide us your analysis and determination of the applicability of paragraphs 12
        through 32 of EITF 00-19.

8.   We note your response to our comment 10 in our letter dated October 5, 2006.
        Please tell us why a portion of the warrants is deferred and not recognized
        immediately. See EITF 96-18 and paragraph 6 of EITF 00-18. Alternatively, if
        you can not specifically support a deferral, please revise your financial statements
        to recognize the expense in full at the commitment date.

Note 7 – Commitments and Contingencies, page F-21

9.   We note your response to our comment 11 in our letter dated October 5, 2006.
        Please specifically tell us in detail the amounts and your basis for deferral. Please
        include the relevant facts and circumstances necessary for our understanding.

Stock Options, page F-19

10.   We note options outstanding at December 31, 2005 are presented as both 375,000
        and 25,000. We refer you to page F-20. Please advise or revise your number and
        weighted average exercise price to reflect the 4 to 1 reverse stock split, as
        applicable.

Item 10. Executive Compensation, page 37

11.   We note your response to our comment 12 in our letter dated October 5, 2006.
        Please advise or revise to include the estimated fair value of Mr. Basile's award.
        Instruction 2 to Item 402(b)(2)(iii)(A) and (B) of Regulation S-B requires you to
        disclose stock compensation awarded, earned or paid.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Item 1. Financial Statements (Unaudited), page 2

Condensed Consolidated Statement of Operations, page 4

12.   We note your response to comment 14 in our letter dated October 5, 2006. Your
        most recent annual and interim filings both disclose there were no pending legal
        proceedings yet this legal settlement is significant to your financial position and
        results of operations. Please tell us when this claim was brought to managements'

attention, why there was neither disclosure nor accrual prior to claim settlement and the event(s) that did not previously exist that ultimately lead to resolution of the settlement in the second fiscal quarter. Please base your response on the guidance in SFAS No. 5, SAB 5Y and/or SOP 94-6, as applicable. To the extent this claim was reviewed with legal counsel, please confirm that legal counsel was in concurrence with management's response and decision. Please also revise the affected filings to include a detailed discussion of the nature of the dispute between you and Mr. Santopadre, when the claim was brought to management's attention and management's basis in GAAP for not disclosing a loss contingency prior to settlement. See Item 103 of Regulation S-B and Rule 12b-20.

Notes to Unaudited Condensed Consolidated Financial Statements, page 7

Note 4. Convertible Notes Payable, page 11

13.   We note your response to comment 18 in our letter dated October 5, 2006. We recognize the notes are recorded as liabilities. Please specifically describe us how you accounted for the warrants and the GAAP that supports your accounting treatment.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Condensed Consolidated Statement of Operations, page 4

14.   Please tell us, in detail, why you have recognized amortization of deferred compensation. We note that you adopted SFAS No. 123 (R) as of January 1, 2006.

Note 3. Stockholders' Equity, page 8

15.   Please tell us where you have disclosed the relevant terms of the preferred stock dividend.

16.   We note your response to prior comments 15 and 17 in our letter dated October 5, 2006. Please revise your most recent interim filing to include the presentation and disclosure requirements of SAB Topic 14 and SFAS 123(R). See SAB Topic 14H.

Item 3. Controls and Procedures, page 30

17.   Please revise your filing and disclose the conclusions of the principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the small business issuer's disclosure controls and

procedures as of the end of the period covered by the report. See item 307 of Regulation S-B.

18.   Please also disclose if there were any changes in your internal control over financial reporting in the last fiscal quarter. See Item 308(c) of Regulation S-B.

19.   Please clarify your disclosure to state if material weaknesses exist in the last fiscal quarter, by whom each weakness was identified and when the material weaknesses first began. Discuss the alternate factors that the principal officers relied upon and how they were able to conclude that disclosure controls and procedures are effective, as applicable. Your negative assurance that management may not identify "further" material weaknesses is vague and unclear.

Form 8-K/A Dated May 27, 2005, Filed September 01, 2005

Item 9.01 Financial Statements and Exhibits, page 2

Pro Forma Condensed Consolidated Balance Sheet

20.   We note your response to comment 25 in our letter dated October 5, 2006. Please remove the 1.5 million shares from the pro-forma adjustments presentation. See Regulation S-X 11-02.

21.   We note your response to comment 26 in our letter dated October 5, 2006. Please explain in detail how you arrived at the revised adjustment amounts.

22.   We note your response to comment 28 in our letter dated October 5, 2006 and we reissue our comment. If you rather state these costs to be immaterial please provide us the amount and your SAB 99 analysis, as applicable.

23.   Please reconcile the outstanding number of common shares of 11,162,999 with the par value of 26,794,000 and the 12,675,443 weighted average number of shares. Please be detailed in your response.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Brian McAllister, Staff Accountant at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief